**Mercedes-Benz Auto Lease Trust 2015-B**
**Investor Report**

Collection Period Ended     31-Jan-2018

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 28 | | | |
| Collection Period (from... to) | 1-Jan-2018 | 31-Jan-2018 | | |
| Determination Date | 13-Feb-2018 | | | |
| Record Date | 14-Feb-2018 | | | |
| Payment Date | 15-Feb-2018 | | | |
| Interest Period of the Class A-1, A-2b Notes (from... to) | 16-Jan-2018 | 15-Feb-2018 | Actual/360 Days | 30 |
| Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to) | 15-Jan-2018 | 15-Feb-2018 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 272,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 272,500,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2B Notes | 272,500,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 295,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-4 Notes | 150,360,000.00 | 73,946,390.04 | 19,921,753.97 | 54,024,636.07 | 359.301916 | 0.132494 |
| **Total Note Balance** | **1,262,360,000.00** | **73,946,390.04** | **19,921,753.97** | **54,024,636.07** | | |
| | | | | | | |
| Overcollateralization | 247,645,517.86 | 247,760,516.92 | 245,328,352.73 | | | |
| **Total Securitization Value** | **1,510,005,517.86** | **321,706,906.96** | **265,250,106.70** | | | |
| present value of lease payments | 532,944,438.27 | 20,982,104.50 | 15,437,614.27 | | | |
| present value of Base Residual Value | 977,061,079.59 | 300,724,802.46 | 249,812,492.43 | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 247,645,517.86 | 16.40% |
| Target Overcollateralization Amount (until Class A-2 Notes are paid in full) | 264,250,965.63 | 17.50% |
| Target Overcollateralization Amount (after Class A-2 Notes are paid in full) | 249,150,910.45 | 16.50% |
| Current Overcollateralization Amount | 245,328,352.73 | 16.25% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.430000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 1.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2B Notes | 1.513890% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 1.340000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-4 Notes | 1.530000% | 94,281.65 | 0.627039 | 54,118,917.72 | 359.928955 |
| **Total** | | **94,281.65** | | **$54,118,917.72** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---:|---|---:|
| Lease Payments Received | 4,567,983.35 | (1) Total Servicing Fee | 268,089.09 |
| Net Sales Proceeds-early terminations (including Defaulted Leases) | 24,428,494.68 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Sales Proceeds-scheduled terminations | 25,222,844.68 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
|   Excess wear and tear included in Net Sales Proceeds | 185,287.75 | (3) Interest Distributable Amount Class A Notes | 94,281.65 |
|   Excess mileage included in Net Sales Proceeds | 492,656.70 | (4) Priority Principal Distribution Amount | 0.00 |
| **Subtotal** | 54,219,322.71 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Repurchase Payments | 141,716.83 | (6) Regular Principal Distribution Amount | 54,024,636.07 |
| Advances made by the Servicer | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Investment Earnings | 25,967.27 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Total Available Collections** | 54,387,006.81 | (9) Excess Collections to Certificateholders | 0.00 |
| Reserve Account Draw Amount | 0.00 | **Total Distribution** | **54,387,006.81** |
| **Total Available Funds** | **54,387,006.81** | | |

**Distribution Detail**

| | Amount Due | Amount Paid | Shortfall |
|---|---:|---:|---:|
| Total Servicing Fee | 268,089.09 | 268,089.09 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 94,281.65 | 94,281.65 | 0.00 |
|   thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2B Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-4 Notes | 94,281.65 | 94,281.65 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 94,281.65 | 94,281.65 | 0.00 |
| | | | |
| Priority Principal Distribution Amount | 0.00 | 0.00 | 0.00 |
| | | | |
| Regular Principal Distribution Amount | 54,024,636.07 | 54,024,636.07 | 0.00 |
| | | | |
| Principal Distribution Amount | 54,024,636.07 | 54,024,636.07 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 3,775,013.79 |
| | |
| Reserve Fund Amount - Beginning Balance | 3,775,013.79 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 2,073.95 |
| minus Net Investment Earnings | 2,073.95 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,775,013.79 |
| | |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 2,073.95 |
| Net Investment Earnings on the Exchange Note | |
| Collection Account | 23,893.32 |
| Investment Earnings for the Collection Period | 25,967.27 |

## Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer, has elected to exercise its option under Section 5.01 of the 2015-B Servicing Supplement to purchase the 2015-B Exchange Note on February 15, 2018 (the "Redemption Date") and has deposited $ 19,921,753.97 into the 2015- A Exchange Note Collection Account to redeem the balance of the Class A-4 Note. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

## Pool Statistics

### Pool Data

|  | Amount | Number of Leases |
|---|---|---|
| Cutoff Date Securitization Value | 1,510,005,517.86 | 35,751 |
| | | |
| Securitization Value beginning of Collection Period | 321,706,906.96 | 10,261 |
| Principal portion of lease payments | 4,242,336.87 | |
| Terminations- Early | 22,340,823.40 | |
| Terminations- Scheduled | 22,959,564.75 | |
| Repurchase Payment (excluding interest) | 141,269.64 | |
| Gross Losses | 6,772,805.60 | |
| Securitization Value end of Collection Period | 265,250,106.70 | 8,543 |
| | | |
| Pool Factor | 17.57% | |

|  | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average Securitization Rate | 6.79% | 6.78% |
| Weighted Average Remaining Term (months) | 23.96 | 3.71 |
| Weighted Average Seasoning (months) | 11.46 | 34.95 |
| Aggregate Base Residual Value | 1,109,844,215.49 | 254,562,550.73 |
| Cumulative Turn-in Ratio | | 93.91% |
| Proportion of base prepayment assumption realized life to date | | 46.63% |
| Actual lifetime prepayment speed | | 0.44% |

## Delinquency Profile

| Delinquency Profile * | Amount ** | Number of Leases | Percentage |
|---|---|---|---|
| Current | 263,317,285.25 | 8,480 | 99.27% |
| 31-60 Days Delinquent | 1,093,315.76 | 37 | 0.41% |
| 61-90 Days Delinquent | 650,470.63 | 19 | 0.25% |
| 91-120 Days Delinquent | 189,035.06 | 7 | 0.07% |
| Total | 265,250,106.70 | 8,543 | 100.00% |

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

## Loss Statistics

| Credit Loss | Current | | Cumulative | |
|---|---|---|---|---|
| | **Amount** | **Number of Leases** | **Amount** | **Number of Leases** |
| Securitization Value of Defaulted Leases, Beg of Collection Period | 261,460.14 | 9 | 21,878,549.23 | 620 |
| Liquidation Proceeds | 176,359.84 | | 16,322,704.25 | |
| Recoveries | 206,535.02 | | 3,986,612.83 | |
| Principal Net Credit Loss / (Gain) | (121,434.72) | | 1,569,232.15 | |

**Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):**

| | | |
|---|---|---|
| Current Collection Period | (0.497)% | |
| Prior Collection Period | 0.604 % | |
| Second Prior Collection Period | 0.204 % | |
| Third Prior Collection Period | 0.280 % | |
| Four Month Average | 0.148% | |

**Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value**    0.104%

**Average Net Credit Loss / (Gain)**    2,531.02

| Residual Loss | Current | | Cumulative | |
|---|---|---|---|---|
| | **Amount** | **Number of Leases** | **Amount** | **Number of Leases** |
| Securitization Value of Liquidated Leases, Beg of Collection Period | 51,811,733.61 | 1,704 | 854,297,083.09 | 26,581 |
| Sales Proceeds and Other Payments Received | 47,821,855.73 | | 839,362,485.68 | |
| Residual Loss / (Gain) | 3,989,877.88 | | 14,934,597.41 | |

**Residual Loss / (Gain) as % of Average Securitization Value (annualized):**

| | | |
|---|---|---|
| Current Collection Period | 16.314% | |
| Prior Collection Period | 9.396 % | |
| Second Prior Collection Period | 4.884 % | |
| Third Prior Collection Period | 2.129 % | |
| Four Month Average | 8.181% | |

**Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value**    0.989%

**Average Residual Loss / (Gain)**    561.85